

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2012

<u>Via E-mail</u>

Mr. Jeff Mahony
Chief Executive Officer
SaveDaily, Inc.
3020 Old Ranch Parkway, Suite 140
Seal Beach, CA 90740

  Re: **SaveDaily, Inc.**
     Form 8-K, Item 4.02
     Filed April 26, 2012
     File No. 333-143039

Dear Mr. Mahony:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. Please revise your filing to disclose the date of your conclusion regarding the non-reliance and an identification of the financial statements and years or periods covered that should no longer be relied upon. Refer to Item 4.02(a)(1) of Form 8-K. In this regard, we note your Form 10-K filed on April 16, 2012 also includes restated financial statements for the year ended April 30, 2011.

2. Please amend your filing to include a statement of whether the board of directors, audit committee or an authorized officer discussed the matters included in this filing with your registered independent accountant. Refer to Item 4.02(a)(3) of Form 8-K.

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact me at (202) 551-3739.

Sincerely,

/s/ Ryan Rohn

Ryan Rohn
Staff Accountant